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                                                                    EXHIBIT 2.3




                     STOCK PURCHASE AND ASSUMPTION AGREEMENT

     THIS STOCK PURCHASE AND ASSUMPTION AGREEMENT (this "Agreement"), dated as of September 15, 1997 between INSpire Insurance Solutions, Inc., a Texas corporation ("Seller"), AQS, Inc., a Wisconsin corporation ("Purchaser"), Samuel
J. Fleager ("Fleager") and Applied Quoting Systems, Inc., a Wisconsin corporation ("AQS").

     WHEREAS, AQS was formerly owned by Fleager and other stockholders until AQS was acquired by Strategic Data Systems, Inc. ("SDS") pursuant to the terms of that certain Agreement and Plan of Merger dated August 27, 1991 (the "SDS Agreement") by and among AQS, AQS Acquisition Corp. and SDS; and

     WHEREAS, SDS was acquired by Seller and thereafter merged with and into Seller resulting in AQS becoming a wholly-owned subsidiary of Seller; and

     WHEREAS, Seller and Fleager have entered into a letter of intent dated July 1, 1997 contemplating the sale by Seller of all of the issued and outstanding capital stock of AQS to Fleager, of which Purchaser is the assignee of Fleager; and

     WHEREAS, Seller desires to sell to Purchaser 100 shares of the common stock par value $.01 per share of AQS (the "Shares") on the terms and conditions set forth herein, which Shares constitute all of the issued and outstanding shares of common stock of AQS; and

     WHEREAS, Purchaser desires to purchase the Shares on the terms and conditions set forth herein; and

     WHEREAS, AQS has determined that the sale of the Shares to Purchaser is in the best interest of AQS and AQS has agreed to assume and perform certain obligations of Seller as an additional inducement for Seller to enter into this Agreement.

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1.   Purchase and Sale of Shares.

          (a) Purchase Price. Subject to the terms and conditions hereof, Seller hereby sells and transfers to Purchaser, and Purchaser hereby purchases from Seller, the Shares. The aggregate purchase price ("Purchase Price") to be paid by Purchaser for the Shares shall be $2,500,000. Upon the execution and delivery of this Agreement, Seller shall deliver to Purchaser a certificate representing the Shares which shall be accompanied by a duly executed stock power transferring the Shares to Purchaser. Purchaser hereby acknowledges receipt of the stock certificate evidencing the Shares.

          (b) Payment of Purchase Price. The Purchase Price shall be paid to Seller by wire transfer to Seller's account upon the execution of this Agreement. Seller has heretofore delivered wire instructions to Purchaser.
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          (c) Closing. The closing of the purchase and sale of the Shares shall take place at the offices of Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas concurrently with the execution of this Agreement by the parties hereto.

     2. Termination of Employment Contract Guaranty Agreement and Release by Fleager. Fleager hereby agrees that (i) this Agreement shall terminate effective July 1, 1997 that certain Employment Contract Guaranty Agreement between SDS and Purchaser dated as of September 25, 1991 (the "Employment Contract Agreement") and that certain Employment and Consulting Agreement between AQS and Fleager dated as of August 29, 1991 (the "Employment Agreement"); (ii) Seller shall have no further obligation under the Employment Contract Agreement from and after July 1, 1997, (iii) AQS shall have no further obligation under the Employment Agreement from and after July 1, 1997, and (iv) Fleager, for himself, his heirs, personal representatives, successors and assigns, does hereby release, acquit, discharge and covenant not to sue Seller and AQS, their officers, directors, agents, attorneys, employees, successors and assigns, with respect to all past, present and future claims, expenses, losses, liabilities and obligations of any nature whatsoever, relating to the Employment Contract Agreement and the Employment Agreement, whether accrued or contingent, known or unknown, whether sounding in contract, tort or otherwise.

     3. Release by AQS. AQS hereby releases, acquits, discharges and covenants not to sue Seller, its officers, directors, agents attorneys, employees, successors and assigns with respect to all past, present and future claims, expenses, losses, liabilities and obligations of any nature whatsoever, whether accrued or contingent, known or unknown, whether sounding in contract, tort or otherwise, based in whole or in any material part upon facts and circumstances in existence as of the Closing Date; provided however, that nothing herein shall be deemed to release Seller from any breach of any representation, warranty or express obligation of Seller under this Agreement.

     4. Seller's Activities. Purchaser acknowledges that the business of Seller includes and will continue to include commercial policy processing, including, but not limited to, quoting, rating and policy issuance and that Seller may continue to compete with AQS.

     5.   Indemnification.

          (a) Purchaser, AQS and Fleager jointly and severally agree to defend, indemnify and hold harmless Seller and its affiliates, successors and assigns (and their respective directors, officers and other employees and all other persons or entities acting on behalf of or under control of any of them) from and against any and all (i) liabilities, losses, costs or damages ("Loss") and (ii) reasonable attorneys' fees and expenses, costs of investigation and defense, court costs and all other reasonable out-of-pocket expenses ("Expense") incurred by Seller and its affiliates, successors and assigns (and their respective directors, officers and other employees and all other persons or entities acting on behalf of or under control of any of them) in connection with or arising from any breach by Purchaser, AQS or Fleager of any of, or any failure of Purchaser, AQS or Fleager to perform, any of their covenants, agreements or obligations in this Agreement.


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          (b) Seller agrees to defend, indemnify and hold harmless Purchaser,
     AQS and Fleager and their affiliates, successors and assigns (and their respective directors, officers and other employees and all other persons or entities acting on behalf of or under control of any of them) from and against any and all (i) liabilities, losses, costs or damages ("Loss") and
     (ii) reasonable attorneys' fees and expenses, costs of investigation and defense, court costs and all other reasonable out-of-pocket expenses ("Expenses") incurred by Purchaser, AQS and Fleager and their affiliates, successors and assigns (and their respective directors, officers and other employees and all other persons or entities acting on behalf of or under control of any of them) in connection with or arising from any breach by Seller of any of, or any failure of Seller to perform, any of its covenants, agreements or obligations in this Agreement.

          (c) For purposes of Sections 6 and 7 hereof, the party or parties against whom a claim for indemnification is made pursuant to Sections 6 and 7 hereof are called the Indemnifying Party and the party or parties claiming indemnification are called the Indemnified Party.

     6. Notice of Claims. If an Indemnified Party believes that it has suffered or incurred any Loss or Expense and is entitled to indemnity from an Indemnifying Party under this Agreement, the Indemnified Party shall so notify the Indemnifying Party promptly in writing describing such Loss or Expense, the amount thereof, if known, and the method of computation of such Loss or Expense. If any action at law or suit in equity is instituted by or against a third party with respect to which any Indemnified Party intends to claim any liability or expense as Loss or Expense under this Agreement, any such Indemnified Party shall promptly notify the Indemnifying Party of such action or suit. The amount to which an Indemnified Party shall be entitled under this Agreement shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnifying Party (ii) by a final judgment, decree, decision or award of any court, arbitration board or administrative agency of competent jurisdiction,
(iii) by a settlement of the claim or (iv) by any other means to which the Indemnified Party shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of the Loss and Expense suffered by the Indemnified Party.

     7.   Third Party Claims.

          (a) Subject to paragraph (b) of this Section 7, an Indemnifying Party under this Agreement shall have the right to conduct and control, through counsel of its choosing reasonably satisfactory to the Indemnified Party any third party claim, action or suit, and such party may compromise or settle the same without cost, obligation or liability of the Indemnified Party. The Indemnifying Party shall permit the Indemnified Party to participate in the defense of any such action or suit through counsel chosen by it, provided that the fees and expenses of such counsel shall be borne by the Indemnified Party unless (i) the Indemnifying Party shall have failed, within a reasonable time after having been notified by the Indemnified Party of the existence of such claim as provided in Section 6 hereof, to assume the defense of such claim, (ii) the employment of such counsel has been specifically authorized by the Indemnifying Party, or
     (iii) the named parties to any such action (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised in writing by such



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     counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party.

          (b) The Indemnifying Party shall have 15 business days after receipt of the notice referred to in Section 6 to notify the Indemnified Party that it elects to conduct and control such action or suit. If the Indemnifying Party does not give the foregoing notice, the Indemnified Party shall have the right to defend, contest, settle or compromise such action or suit in the exercise of its exclusive discretion, and the Indemnifying Party shall, upon request from the Indemnified Party, promptly pay to such Indemnified Party in accordance with the other terms of this Agreement the amount of any Loss resulting from its liability to the third party claimant and all related Expense. If the Indemnifying Party gives the foregoing notice, the Indemnifying Party shall have the right to undertake, conduct and control, through counsel of its own choosing reasonably satisfactory to the Indemnified Party and at the sole expense of the Indemnifying Party, the conduct and settlement of such action or suit, and the Indemnified Party shall cooperate with the Indemnifying Party in connection therewith; provided that (x) the Indemnifying Party shall not thereby permit to exist any lien, claim or encumbrance upon any asset or property of Indemnified Party; (y) the Indemnifying Party shall permit the Indemnified Party to participate in such conduct or settlement through counsel chosen by the Indemnified Party, but the fees and expenses of such counsel shall be borne by the Indemnified Party except as provided in clause (z) below; and (z) the Indemnifying Party shall agree promptly in writing to reimburse to the extent required under this Agreement the Indemnified Party for the full amount of any Loss resulting from such action or suit and all related Expense incurred by the Indemnified Party, except fees and expenses of counsel for the Indemnified Party incurred after the assumption of the conduct and control of such action or suit by the Indemnifying Party unless otherwise provided under Section 7(a) hereof. So long as the Indemnifying Party is conducting any such action or suit in good faith and without increasing the potential liability of the Indemnified Party by more than $100,000 the Indemnified Party shall not pay or settle any such action or suit. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such action or suit, provided that no Indemnifying Party shall be liable to indemnify any Indemnified Party for any settlement of any such action or claim effected without the consent of the Indemnifying Party, but if settled with the written consent of the Indemnifying Party, or if there be a final judgment for the Plaintiff in any such action, then the Indemnifying Party shall, indemnify and hold harmless each Indemnified Party from and against any Loss or Expense by reason of such settlement of judgment.

     8.   Representations and Warranties of Seller.

          (a) Ownership of Shares. Seller hereby represents and warrants that Seller is the record and beneficial owner of the Shares free and clear of all liens, claims and encumbrances.

          (b) Seller Authority and Binding Obligation. Seller represents and warrants that (i) it is a corporation validly existing under the laws of the State of Texas, (ii) it has the corporate power to execute, deliver and perform this Agreement, (iii) the execution, delivery and performance by it of this Agreement has been duly and validly authorized by all necessary corporate action and (iv) this Agreement constitutes the legal, valid and binding obligations of Seller, enforceable in accordance with its terms, except as the same may be limited by




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     bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditor's rights generally.

          (c) Liens or Encumbrances. Seller represents and warrants that all of the properties and assets on the June 30, 1997 balance sheet of AQS (the "Recent Balance Sheet"), a copy of which has been initialed by Seller and delivered to Purchaser, and all assets and properties as of the date hereof, are free and clear of all mortgages, liens, security interests, claims, pledges, licenses, options, conditional sales contracts, assessments, levies, covenants, changes or encumbrances of any matter whatsoever (collectively "Liens"), but only to the extent such Liens were specifically authorized by Controlling Persons (as hereinafter defined). For the purposes of this Agreement, "Controlling Persons" shall mean Seller and the officers and directors of AQS who were not officers, directors or employees of AQS prior to the acquisition of AQS by Seller.

          (d) Absence of Undisclosed Liabilities. Except (i) as disclosed in the Recent Balance Sheet (ii) as incurred under any contract listed on the Exhibits hereto and (iii) as may have arisen in the ordinary course of business to the date hereof, AQS has not incurred liabilities, commitments or obligations (secured or unsecured, and whether accrued, absolute, contingent, direct, indirect or otherwise) (herein called "Undisclosed Liabilities") specifically authorized by Controlling Persons.

          (e) AQS Contracts and Commitments. Seller represents and warrants that it has executed no contracts or other documents, or taken any action or suffered any inaction, committing AQS to any contracts, agreements, commitments or obligations, except as set forth on Schedule 10 attached hereto.

          (f) Provision for Taxes. Seller represents and warrants that the provision made for taxes on the Recent Balance Sheet is sufficient for the payment of all federal, state, foreign, county, local and other income, ad valorem, excise, profits, franchise, occupation, property, payroll, sales, use, gross receipts and other taxes (and any interest and penalties) and assessments, whether or not disputed, at the date of the Recent Balance Sheet and for all years and periods prior thereto. Since the date of the Recent Balance Sheet, AQS has not incurred any taxes other than taxes incurred in the ordinary course of business consistent in type and amount with past practices of AQS.

          (g) Tax Returns Filed. Seller represents and warrants that all federal, state, foreign, county, local and other tax returns required to be filed by or on behalf of AQS have been timely filed and when filed were true and correct in all material respects, and the taxes shown as due thereon were paid or adequately accrued. Except as otherwise disclosed herein, true and complete copies of all tax returns or reports filed by AQS for each of its five (5) most recent fiscal years have been delivered to Purchaser. Purchaser acknowledges that the tax returns for the year ended December 31, 1996 have not been filed and that an extension for filing such returns has been filed through September 15, 1997. AQS has duly withheld and paid all taxes which it is required to withhold and pay relating to salaries and other compensation heretofore paid to the employees of AQS.



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          (h) Tax Audits. Seller represents and warrants that to the knowledge of the Controlling Persons, AQS has not received from the Internal Revenue Service or from the tax authorities of any state, county, local or other jurisdiction any notice of underpayment of taxes or other deficiency which has not been paid nor any objection to any return or report filed by AQS. There are outstanding no agreements or waivers extending the statutory period of limitations applicable to any tax return or report.

          (i) Consolidated Group. Seller represents and warrants that Schedule 8(i) lists every year after the acquisition of AQS by SDS during which AQS was a member of an affiliated group of corporations which filed a consolidated tax return on which the statute of limitations does not bar a federal tax assessment, and each corporation that has been part of such group. No affiliated group of corporations of which AQS has been a member has discontinued filing consolidated returns during the past five years. Seller represents and warrants that AQS shall not be responsible for any federal or state income taxes of any other member of the affiliated group of corporations for any periods ending on the date hereof.

          (j) No Changes. Seller represents and warrants that since the date of the Recent Balance Sheet, there have been no material adverse changes in the business, operations or financial condition of AQS except as may have occurred in the ordinary course of business of AQS since such date, but only to the extent any such changes (other than those made in the ordinary course of business) were the result of actions specifically authorized by the Controlling Persons.

     9.   Representations and Warranties of Purchaser, AQS and Fleager.

          (a) Unregistered Shares. Purchaser hereby acknowledges and agrees that the Shares have not been registered under the Securities Act of 1933, as amended, and that certain restrictions on their transfer may exist.

          (b) Purchaser Binding Obligation. Purchaser hereby represents and warrants that this Agreement constitutes the legal, valid and binding obligations of Purchaser enforceable in accordance with its terms, except as the same may be limited to bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally.

          (c) AQS Authority and Binding Obligation. AQS represents and warrants that (i) it is a corporation validly existing under the laws of the State of Wisconsin, (ii) it has the corporate power to execute, deliver and perform this Agreement, (iii) the execution, delivery and performance by it of this Agreement has been duly and validly authorized by all necessary corporate action and (iv) this Agreement constitutes the legal, valid and binding obligations of AQS, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditor's rights generally.

          (d) Purchaser Knowledge. Purchaser and Fleager acknowledges that Fleager has acted as Purchaser's representative in connection with the negotiation and preparation of this Agreement and Purchaser's review and investigation of AQS. Purchaser and Fleager


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     acknowledge that Fleager has previously owned and managed AQS and is familiar with the business, contracts, financial condition and prospects of AQS and possesses all such knowledge and has made all such investigations of AQS on behalf of Purchaser as Purchaser deems necessary, appropriate and proper for Purchaser to execute and perform into this Agreement. Purchaser hereby acknowledges and agrees that Seller makes no representations, warranties or covenants of any kind or nature other than as expressly set forth in Section 8 of this Agreement.

     10.  Continuing Obligations.

          (a) Intercompany Payables and Receivables. Within 15 days after the date of this Agreement, Seller shall pay to AQS, or AQS shall pay to Seller, as the case may be, the net amount owed, if any, upon settlement as of the date of this Agreement of all payables and receivables between Seller and AQS.

          (b) Contract with Providence Washington Group. The parties hereto agree that they shall use their best efforts to separate or split up the current contract between SDS and the Providence Washington Group into two separate contracts to provide for the separate obligations and responsibilities of AQS and SDS. Pending any such split into separate contracts, Seller agrees to continue to pay $9,416.67 per month to AQS as its share for services performed by AQS under such contract, provided that Seller is not required to pay such amount to AQS to the extent Seller has not received such amount from Providence Washington Group with respect to any payments otherwise due AQS.

          (c) Contracts for AQS Software. As additional consideration to induce Seller to enter into this Agreement, AQS assumes, guarantees and agrees to discharge all liabilities and obligations and perform all duties and responsibilities of SDS or Seller under the contracts executed by SDS and which provide for the provision of AQS software, a listing of which contracts is attached hereto as Schedule 10(c), and Seller hereby delivers assignments of such contracts to AQS. Purchaser agrees to use its best efforts to cause AQS to enter into new contracts with the opposite parties to the contracts listed in Schedule 10(c), completely releasing and replacing SDS as a party to such contracts.

          (d) Contracts for SDS and AQS Software. The parties hereto represent that the contracts listed in as Schedule 10(d)-1 hereto have been executed by SDS and provide for the supplying of SDS and AQS software to the clients under such contracts. The parties hereto agree to use their best efforts to separate or split such contracts to provide for the separate obligations and responsibilities of AQS and SDS. Pending the separation or split up of such contracts, (i) AQS agrees to provide a copy of AQS' clients' software to Seller for testing, (ii) Seller agrees to provide access to SDS' clients' software to AQS for testing, (iii) Seller and AQS agree to implement separate contracts at the request of a client under such contracts, (iv) AQS agrees to hold Seller harmless from and against any and all liabilities and obligations resulting from the action or inaction of AQS under such contracts, and (v) Seller agrees to hold AQS harmless from and against any and all liabilities and obligations result from the action or inaction of SDS under such contracts. It is specifically agreed between the parties hereto that the obligations of Seller and AQS in subparagraphs
     (i) and (ii) above shall also apply to contracts with clients where there may be separate agreements between the client and AQS and


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     SDS, but where there is a bridge in place for these clients. A listing of such contracts is contained in Schedule 10(d)-2 attached hereto. Neither party shall have authority to renew or extend the obligation of the other party after the date of this Agreement under any of the contracts listed on
     Schedule 10 and the obligations of the parties under this Section 10 shall not apply to any contract (including extensions or renewals of existing contracts) entered into after the date of this Agreement.


          (e) Employee Benefits. Seller and Purchaser shall cooperate to enable AQS to replace the current employee benefit packages at AQS as quickly as possible and AQS shall be liable for any premiums or payments from the date hereof until the respective employee benefit has been replaced. Notwithstanding the foregoing, all AQS employees shall be terminated from the Seller's pension, profit-sharing and 401(k) plans as of the date hereof. Seller shall cooperate to transfer assets in its 401(k) plan to a separate plan to be implemented by AQS.

          (f) Tax Status of AQS. To the extent permitted by applicable tax laws and regulations, Purchaser shall treat AQS as a new corporate entity for federal income tax purposes from and after the Closing Date.

          (g) Execution of Additional Documents and Access to Records. Each party hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby. After the Closing, and upon reasonable advance notice from Seller, Purchaser and AQS shall give Seller access to the books and records of AQS relating to periods prior to the Closing to the extent necessary for Seller to comply with the requests or orders of governmental authorities or courts, or for any other valid purpose relating to Seller's ownership of, or the operations of, AQS prior to the Closing.

          (h) Taxes. Seller shall prepare and file final federal income tax return and annual proportional state tax returns and pay the federal and state income taxes of AQS from January 1, 1997 through the date hereof. Seller shall submit its computation of taxes for the period from January 1, 1997 through the date hereof based upon an effective tax rate of 40 percent of book net income to Purchaser and Seller and Purchaser shall cooperate in good faith to estimate the amount of such taxes. Purchaser agrees to promptly pay to Seller the amount of such taxes upon its review of the computation. Seller has settled all tax years prior to fiscal 1997 as of the date hereof.

          (i) Software Source Code. Neither Seller nor any affiliate of Seller shall use the AQS software source code for the purpose of developing any new products.

     11.  Miscellaneous.

          (a) Books and Records. To the extent not in AQS' possession, Seller shall deliver the AQS minute book and stock record book to Purchaser, together with all the records,


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     accounts and contracts of AQS, including, specifically, the general ledger and all other accounting records.

          (b) Notices. All notices or other communications required or permitted by this Agreement shall be sufficiently given if in writing and personally delivered or telecopied and mailed by registered or certified mail, return receipt requested, to the address of each party set forth below or to such other addresses as the parties may designate.

     If to Purchaser, AQS or Fleager:     Applied Quoting Systems, Inc.
                                          625 Walnut Ridge Drive
                                          Hartford, Wisconsin  53029
                                          Telecopy:  (414)367-6139
                                          Attention:  Samuel J. Fleager


     If to Seller:                        INSpire Insurance Solutions, Inc.
                                          300 Burnett Street
                                          Fort Worth, Texas  76102-2799
                                          Telecopy:  (800)826-9865
                                          Attention:  F. George Dunham, III

          (c) Amendment and Waiver. This Agreement shall not be amended, except pursuant to a written instrument executed by all of the parties hereto. Any term or provision of this Agreement may be waived pursuant to a written instrument executed by the party entitled o the benefit hereof.

          (d) Severability. If any provision of this Agreement, or the application of any such provision to any person or circumstance, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

          (e) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

          (f) Entire Agreement. This Agreement sets forth the entire understanding and agreement between the parties as to the matters covered herein and supersedes any prior understanding, agreement or statement (written or oral) of intent. No provision of this Agreement shall be construed to confer any rights or remedies on any person other than the Seller, Purchaser or AQS.

          (g) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (h) Governing Law. This Agreement shall be construed in accordance with and governed by, the laws of the State of Texas.



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     IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

                                          SELLER
Applied Quoting Systems, Inc.             INSpire Insurance Solutions, Inc.

By:                                       By:
   -------------------------------           -------------------------------
Name:                                     Name:
     -----------------------------             -----------------------------
Title:                                    Title:
      ----------------------------              ----------------------------




                                          PURCHASER

                                          AQS, Inc.
                                          By:
----------------------------------           -------------------------------
Samuel J. Fleager                         Name:
                                               -----------------------------
                                          Title:
                                                ----------------------------


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